SICHENZIA ROSS FRIEDMAN FERENCE LLP
                  1065 AVENUE OF THE AMERICAS NEW YORK NY 10018
                 TEL 212 930 9700 FAX 212 930 9725 WWW.SRFF.COM


                                  May 30, 2006


Andrew Schoeffler, Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         Re:      Juniper Group, Inc.
                  Registration Statement on Form SB-2
                  Filed February 10, 2006
                  File No. 333-131730

                  Form 10-KSB for the year ended December 31, 2004 Filed April 19, 2005
                  File No. 000-19170

                  Form 10-QSB for the quarter ended March 31, 2005 Filed May 20, 2005
                  File No. 000-19170

                  Form 10-QSB for the quarter ended June 30, 2005
                  Filed August 22, 2005
                  File No. 000-19170

                  Form 10-QSB for the quarter ended September 30, 2005 Filed November 23, 2005
                  File No. 000-19170


     Dear Mr. Schoeffler:

         This firm represents Juniper Group, Inc. (the "Company") in the above-referenced Registration Statement on Form SB-2. Enclosed for filing is the Company's amended Registration Statement on Form SB-2. Below please find our responses to your March 9, 2006 comment letter:

Registration Statement on Form SB-2

General

1. We note that the number of shares issuable under the Debentures, the Additional Debentures, the Warrants, and the Additional Warrants is more than the number of registered shares. Please discuss your obligations under Section 2(a) of the registration rights agreement and
         Section 4(k) of the securities purchase agreement, including whether you are in compliance with these provisions and any related agreements. If not, discuss the consequences of such non-compliance, including whether you may have to pay any penalties, whether in cash or stock. In this regard, we note your disclosure in the risk factor entitled "If we are required for any reason to repay..."

         Response

         As provided in the securities purchase agreement, which was executed simultaneously with the registration rights agreement it was contemplated that the Company would file a proxy or information statement in order to obtain the approval in increase its authorized common stock. Accordingly, notwithstanding Section 2(a) of the registration rights agreement, the Company has satisfied its obligations thereunder. Notwithstanding the foregoing, the Company has not filed a proxy or information statement in the timelines prescribed by the securities purchase agreement, so we have modified the risk factor in the registration statement to acknowledge such.

2. Please be advised that in order to register shares issuable under the Additional Debentures and the Additional Warrants, the private transaction involving the sales of these securities must have been completed. As such, it is our position that the investors must be irrevocably bound to purchase the securities and the conditions to this purchase obligation cannot be within any investor's control. See paragraph 3.S(b) of the Securities Act action section of the March 1999 Supplement to the Manual of Publicly Available telephone Interpretations. With respect to the purchase of the Additional Debentures and the Additional Warrants under Section 4(m) of the securities purchase agreement, it appears that certain of the conditions to this purchase will be within the control of the investors. In this regard, we note that it does not appear that the condition set forth in Section 7(d) of the securities purchase agreement has been satisfied, which is discussed in prior comment one. Please provide us with a detailed analysis to support a finding that the sale of these securities is complete and, therefore, registration of the underlying securities is permissible at this time.

         Response

         The satisfaction of the conditions set forth in Section 7(d) of the Securities Purchase Agreement are within the control of the Company and are not affected by the actions of the Investors. Furthermore, these are standard closing conditions, which do not require action by the parties thereto. Therefore, although the conditions have not yet been satisfied, the ultimate satisfaction of such is determined by the actions of the Company and the Investors are irrevocably obligated to fund the remaining portions of this financing.

3. Please update your financial statements and related information to the year ended December 31, 2005.

         Response

         The financial statements and related information has been updated for the year ended December 31, 2005 and for the quarter ended March 31, 2006.

Prospectus Summary

4. Please briefly discuss the nature of the operations of your two segments and the percentage of your revenues derived from each segment.

         Response

         The prospectus summary has been revised to briefly discuss the nature of the operations of the Company's two segments and the percentage of revenues derived by the Company from each segment.

Prospectus Summary, page 6

5. Please add disclosure here and in the "Risk Factors" section that your auditors have issued a going concern opinion.

         Response

         We have revised the registration statement to provide disclosure in the prospectus summary and in the "Risk Factors" that the Company's auditors have issued a going concern opinion.

The Offering

6. We note that you intend to amend your registration statement to increase the number of registered shares. Please be advised that you may not amend your registration statement to add shares after it is effective, but rather must file a new registration statement to register the additional shares. Please revise accordingly.

         Response

         The Company is aware that it may not amend its registration statement to add shares after the registration statement is declared effective by the Commission.

Risk Factors

7. We note that many of your risk factors could apply to any issuer or any offering. See, for example and without limitation, risk factors two, four, seven, eight, 10, 13, 14, 15, 17 and 24. Please revise these risk factors to clearly explain how the risks specifically apply to your-company or this offering. For example, quantify the risks to the extent practicable.

         Response

         We have revised the risk factors to clearly explain how they specifically apply to the Company.

8.       Please add risk factor disclosure regarding your accumulated losses.

         Response

         We have revised the registration statement to add a risk factor disclosure regarding the Company's accumulated losses.

Risk Relating To Our Business

9. Please revise to discuss the risks associated with your entertainment business, if material.

         Response

         The revenue generated by the Company's entertainment business comprise less than 10% of the aggregate revenues of the Company and accordingly we do not believe it is material to the analysis of the risks associated with the business and operations of the Company.

Our common stock trades in a limited public market...

10. The disclosure in the second paragraph does address the risk described in this subheading. Please revise accordingly.

         Response

         We have revised the risk factor subheading to clarify that other industry factors could cause volatility to the share price as well.

We may not accurately estimate the costs associated with our services...

11. Please disclose the percentage of revenues derived from fixed-price contracts.

         Response

         We have revised the registration statement to disclose the percentage of revenues derived from fixed-price contracts.

There-are a large number of shares underlying our Callable Secured...

12. Please revise to discuss the aggregate dilution that could result from all of your securities that are convertible or exercisable into shares of your common stock.

         Response

         We have revised the risk factor to discuss the dilution that could result from the exercise or conversion of all of the Company's outstanding securities.

The continuously adjustable conversion price. . . could require us to issue. . . a substantially greater number of shares, which will cause dilution

13. The reference to the current conversion price immediately preceding the table is unclear. Your summary section states that the conversion price on February 8 would have been $0.009, based on a market price on that date of $0.0 17. This risk factor says that the conversion price on that date was $0.01 7. Please revise for consistency and so that the table showing examples of the conversion price at lower market prices will be easier to understand Please also state, in the context of this risk factor, the number of shares issuable assuming the February 8 or more recent market price.

         Response

         We have revised the risk factor to show the number of shares issuable assuming a recent market price.

If we are required for any reason to repay our outstanding callable secured...

14. Please disclose the amount you would be required to pay to repay the notes as of the most recent practicable date.

         Response

         We have revised the registration statement to disclose the amount the Company would be required to pay to repay the notes as of a recent practicable date.

Equity Compensation Plan Information

15.      Please identify the plans that were not approved by your stockholders.

         Response

         We have revised the registration statement to identify the plans under which options have been issued and to state that no stock plans have been approved by the stockholders of the Company.

16. Please clarify why the total amount set forth in the first column is more than the amount listed in the second line item of that column.

         Response

         An error was made in the presentation of this information and the registration statement has been revised to provide that the correct number of shares issued.

Management's Discussion and Analysis of Financial Condition and Results of Operations

17.      Please delete your references to Section 27A of the Securities Act and
         Section 21 E of the Exchange Act. These safe harbors do not apply to statements made by penny stock issuers.

         Response

         The registration statement was revised to remove reference to Section 27A of the Securities Act and Section 21 E of the Exchange Act.

18. You use the terms "Juniper," "Pictures," "JCOM" and "JSI" in this section and elsewhere in your prospectus. Please clarify the meaning of these terms, as it is not clear whether you are referring to a segment or your overall business.

         Response

         We have revised the registration statement to remove some defined terms and to clarify the meaning of the terms used.

19. Please disclose the information required by Item 304 of Regulation S-B.

         Response

         We have revised the registration statement to disclose the information required by Item 304 of Regulation S-B.

Overview

20. Your overview consists of a description of your business. The overview section should include a discussion of the most important matters on which you focus in evaluating your financial condition and your operating performance and provide a context for the discussion and analysis of your financial statements. It should also discuss material trends and uncertainties that will have or are reasonably likely to have a material impact on your financial condition or operating performance See SEC Release No. 33-8350. Please revise accordingly.

         Response

         We have revised the overview section to include a discussion of the most important matters on which the Company focuses in evaluating its financial condition and its operating performance and provides a context for the discussion and analysis of its financial statements. It also discusses material trends and uncertainties that will have or are reasonably likely to have a material impact on its financial condition or operating performance.

Results of Operations

21. It appears that you have two operating segments, but the disclosure throughout this section indicates that you have only one segment. Please reconcile.

         Response

         We have revised the registration statement to describe the details involving the two operating segments of the Company; however, the operations of the Company's entertainment business are not material and that is why there is less disclosure of that segment of the business.

22. Please discuss the business reasons for the changes between periods in entertainment and technology services revenues and operating costs. In doing so, please disclose the amount of each significant change in statement of income line items between periods and the business reasons, for it. In circumstances where there is more than one business reason for the change, such as gross margin, operating costs, and selling, general and administrative expenses, please attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. Please refer to Item 303(b) of Regulation S-B.

         Response

         We have revised the registration statement to provide the business reasons for the changes between periods in entertainment and technology services revenues and operating costs.

Liquidity and Capital Resources

23. In the "Our success is dependent on our ability to address market opportunities" risk factor you state that by adjusting your operations and development to the level of capitalization, you believe you have sufficient capital resources to meet projected cash flow deficits. Given that you have limited cash resources, a significant retained earnings deficit and no lines of credit, please describe in a comprehensive manner how you intend to adjust your operations and development to the level of capitalization. Please also disclose the capital resources that you have available to meet projected cash flow deficits.

         Response

         We have revised the registration statement to describe how the Company intends to adjust its operations and development to its current level of capitalization and to disclose the capital resources that it has available to meet project cash flow deficits.

24. Please disclose that $150,000 in convertible notes bearing interest at 18% is due and outstanding at December 31, 2004. Please also disclose the status of your negotiations to extend the payment terms and possible sources of cash to repay these notes.

         Response

         We have revised the registration to discuss the current status of this $150,000 convertible note.

25. Please update your discussion of the 2005 rollout related' to the agreement with Motorola. Please also clarify the meaning of "exclusive" regarding your appointment as a "Provider for Installations and Services."

         Response

         We have revised the registration to disclose that we have discontinued our Motorola services and to remove reference to the Company as an "exclusive" service provider.

Liquidity and Capital Resources -- Fiscal Year 2004 vs Fiscal Year 2003

26. We note the disclosure in the last sentence of the "Use of Proceeds" section that you have used the proceeds of your recent financing. Please expand this section to discuss how you used those proceeds.

         Response

         We have revised the registration statement to expand this section to discuss how the Company used those proceeds

27. We note the disclosure in the sixth paragraph. Please disclose the number of shares that you have issued in lieu of compensation.

         Response

         We have revised the registration to expand the disclosure to disclose the number of shares issued by the Company in lieu of compensation.

Liquidity and Capital Resources -- Nine Months Ended September 30, 2005...

28. We note the disclosure in the eighth paragraph regarding the acquisition of New Wave Communications. Please disclose the percentage of the consideration that will be paid in capital stock and the number of shares that will be issued.

         Response

         We have revised the registration statement to disclose the amount of the consideration that will be paid in capital stock and the number of shares that will be issued.

Critical Accounting Policies and use of Estimates

29. Your discussion of critical accounting policies repeats the disclosure in the accounting policies note to your financial statements The discussion of your critical accounting policies and estimates should supplement, rather than duplicate, the description of accounting policies included in the notes to your financial statements. While the accounting policies note to your financial statements should describe `the method used to apply an accounting principle, the discussion of your critical accounting policies should present your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Please refer to SEC Release 33-8350. Please revise your critical accounting policies accordingly and include the following in your discussion:

                  o        How you arrived at the estimate,

                  o How accurate the estimate/assumption has been in the past,

                  o How much the estimate/assumption has changed in the past, and

                  o How much the estimate/assumption is reasonably likely to change in the future.

         Response

         The discussion of critical accounting policies and estimates has been revised to supplement the discussion of accounting policies in the footnotes.

30. Given that film licenses represent 63% of your total assets and there appear to be indicators of potential impairment, you should provide a full discussion of the critical assumptions and estimates inherent in the valuation of these long-lived assets. Please discuss the underlying sales trends related to the film licenses, the gross margins you anticipate earning, and when you expect to generate positive cash flows from these long-lived assets. Please refer to SEC Release 33-8350.

         Response

         We have revised the registration statement to provide a full discussion of the critical assumptions and estimates inherent in the valuation of the film licenses owned by the Company.

Business

31. We note that the description of your business in this section is mostly limited to the technology segment of your business. Please expand your disclosure to also describe the entertainment segment of your business. In this regard, we note the description of your business set forth in the notes to your financial statements.

         Response

         We have revised the registration statement to clarify the fact that the entertainment segment of the Company's business is not material and to modify the disclosure to describe the entertainment segment of the Company's business.

32.      Please disclose the information required by Items 101 (b)(5), (6), (7),
         (8), (9), (10) and (11) of Regulation S-B with respect to each of your segments customers.

         Response

         The registration statement discusses the dependence of the Company on a few major customers; however, in the provision of its services the Company is not required to obtain any raw materials (it obtains such directly from its customers), it does not have any patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts, does not require government approval and does not conduct any research and development activities.

General

33. Please identify the subsidiaries through which you operate your two operating segments. We encourage you to provide a graphic that illustrates your corporate structure. In this regard, we note that it appears that your technology segment operating subsidiary is indirectly owned.

         Response

         We have revised the registration statement to clearly describe the subsidiaries through which the Company conducts its operating segments.

Technology Services

34. The disclosure in this section assumes that the reader has a good understanding of your industry and its terminology. Please revise to describe in greater detail your products and services, and to clarify the terminology associated therewith.

         Response

         We have revised the registration statement to provide greater detail of the Company's services and to clarify the terminology therewith; however, the Company does not offer any products.

Competition

35. Please identify the principal methods of competition in your industries. Please also describe in greater detail your competition's advantages over you how this affects your competitive position within each of your industries.

         Response

         We have revised the registration statement to provide greater detail about the Company's competition.

Description of Properties

36. Please file your sub-lease with Entertainment Financing as an exhibit to your registration statement.

         Response

         The Company currently sub-leases the property from Entertainment Financing on a month-to-month basis and there is no written lease agreement between the parties.

Management

37. Please disclose the employment dates for Mr. Calderhead's prior employment.

         Response

         We have revised the registration statement to disclose the employment dates for Mr. Calderhead's prior employment.

Description of Securities to be Registered

38. Please expand the disclosure in this section to discuss the material terms of your outstanding securities, including your preferred stock and convertible securities. Please also disclose the number of shares of preferred stock outstanding and the number of shares of common stock issuable upon conversion or exercise of your outstanding convertible securities, each as of the most recent practicable date.

         Response

         We have revised the registration to discuss the material terms of the Company's outstanding preferred stock and to disclose the number of shares of preferred stock outstanding and the number of shares of common stock issuable upon conversion of the Company's outstanding preferred stock as of the most recent practicable date.

Plan of Distribution

39. We note the disclosure in ninth paragraph. Please be advised that you must file a post-effective amendment to your registration statement once you have been informed of a material change from the information set forth with respect to the plan of distribution. Please revise accordingly.

         Response

         We have revised the registration statement to clarify the need to file a post-effective amendment once the Company has been informed of a material change from the information set forth with respect to the plan of distribution.

Selling Stockholders

40. Please revise the table `to calculate beneficial ownership without regard to the 4 99% ownership limitation Please also revise footnote
         (2) accordingly.

         Response

         We have not made any revisions to the registration statement with respect to this comment. The provision of the information with respect to the 4.99% limitation is supported by case law and by Commission precedent. It is our belief that the removal of this information does not accurately reflect the beneficial ownership of the investors.

Financial Statements

Financial Statements for the Years Ended December 31, 2004 and 2003, page F-2

Consolidated Statements of Income, page F-4

41. You classify preferred stock dividends as an operating expense. Preferred stock dividends should be subtracted from net loss to determine the loss applicable to common stockholders, which may be presented on the face of the statements of operation s. Please refer to SAB Topic 6:B. Please revise to eliminate preferred stock dividends from the determination of net income. Please also remove preferred stock dividends as a reconciling item on your statements of cash flows.

         Response

         The presentation of preferred stock dividends in the statement of operations has been eliminated from the determination of net income
         (loss) and has been removed from the statement of cash flows.

Consolidated Statements of Cash Flows, page F-5

42. Please separately disclose your purchases of equipment from your purchases of licenses. Please refer to SFAS 95.

         Response

         The line item in the statement of cash flows has been corrected to reflect the use of cash to only refer to the purchases of equipment. No licenses were purchased for cash during 2003, 2004, 2005 or the first quarter of 2006.

43. Please tell us the factors that you considered in classifying amounts due to officers and shareholders within net cash used in operating activities.

         Response

         Funds are advanced and repaid between the Company and the officer regularly throughout the year. Advances to the officer include, as an example, funds needed for travel expenses. Advances to the Company include funds used for normal working capital needs. Accordingly, based upon the nature of these advances and repayments they have been included in operating activities.

Consolidated Statement of Shareholders' Equity, page F-6

44. Please disclose the sum of each line item of your statement of shareholders' equity in a total column. Please also disclose stock subscription receivable note transactions in your statement of shareholders' equity.

         Response

         The statement of shareholders' equity has been modified to include a total column and subscription receivable note.


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

45. Please tell us why you have classified preferred stock dividends payable within shareholders equity given that the payment of this dividend appears to be a current obligation.

         Response

         Preferred stock dividend payable has been reclassified to current liabilities.

Note 1 -- Summary of Significant Accounting Policies, page F-7

Recognition of Revenue, page F-9

46. You disclose under risk factors that a substantial portion of your revenue is derived from master service agreements that are fixed price contracts. You also disclose that under these contracts you assume the risk that the cost associated with performance may be greater than anticipated and that certain projects could result in losses. Please disclose your accounting policy for recognizing losses on contracts in those circumstances when actual costs exceed the original estimates.

         Response

         The policy for the recognition of costs incurred in connection with fixed price contracts has been disclosed in the discussion of revenue recognition.

Amortization of Intangibles, page F-9

47. You disclosed that goodwill in the amount of $209,106 was tested for Impairment after the third quarter and that management concluded that there was no impairment. Given that you incurred net losses and generated negative cash flows in each of the last five years and you have a $20 million retained earnings deficit at year-end, the basis for your conclusion is unclear. Please provide us with a copy of your quantitative impairment analysis performed in accordance with SFAS 142. Please clearly identify the projected annual cash flows and the related assumptions as well as the critical estimates, inherent in your analysis. Please identify and support each assumption you made in preparing your analysis Please also ensure that the cash flow analysis is consistent with your disclosures in the Liquidity section as required by SAB Topic 5 CC and the going concern note to your financial statements. Please refer to SFAS 142.

         Response

         In 2005, the Company incurred inordinate charges of $1,654,000 for re-evaluation of the rights to the film library, due to extensive pirating during the year. The Company also wrote off in 2005 its $200,000 investment in NetDive, since NetDive ceased doing business in 2005, and goodwill of $209,000, since all operations pertaining to Juniper Communication, Inc. have ceased. These charges are reflected separately in the Statement of Consolidated Income.

         With regards to the Film library, the Company during 2005 discovered that 32 films of it 77 films or 42 % where pirated. The carrying value pre re-evaluation for the Company's film library was $1,758,020 which represents 83 % of the total film library. The company, historically markets the films in a thematic packages and if any film is effect, it effects the film package as well. Some of the films that where pirated were lead films in the thematic package, therefore, the company in some cases had to re-evaluate the package. The pirating effected both domestic as well as foreign sales.


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

         The Company initially had engaged an Independent firm to perform certain procedures in order to determine the value of all the film rights and licenses held by the Company as of December 31, 1997. The valuation engagement was undertaken at the request of management for the express purpose of determining whether or not the assets included in "Film Licenses" are being properly reflected at cost in the consolidated financial statement of the Company. In performing those procedures, the independent firm understood that the Company's auditors would use the information contained in their report, in reliance thereon in their examination of the December 31, 1997 financial statements.

         In determining whether or not the Company appropriately valued its Film Rights and Licenses, they selected all film rights and licenses with a carrying value in excess of $80,000, plus 5 others based upon certain other criteria, for testing on accordance with procedures delineated below. The dollar amount tested aggregated 70.2% of the total carrying value of $2,963,729, before amortization as of December 31, 1997.

         The following procedures were applied:

         1. The cost or carrying amount of each film license, included in the financial statements, to the contract with the producers.

         2. Each producer contract was reviewed for other terms, including duration, continuing obligations as well as any provisions for profit "splits" after recovery of the minimum guaranty and other costs (where appropriate) by the Company. Any disputes amounts were reviewed with the Company's management as to the Company's position and impact on determination of carrying value. Any amounts remaining to be paid to producers are included in the liabilities section of the balance sheet, and do not impact the valuation of the individual license or right.

         3. The schedule of availability's (schedule of projected sales by territory) were reviewed by the independent firm. Each territory shown by the that the Company displayed as sold was agreed to the distribution agreement, and was included In the projected cash flow solely to the extent that profit percentages would be paid out after recovery of minimum guaranty by the distributor in that territory. The Firm came up with no significant exceptions.

         4. Each film title was screened by the Firm to ensure quality as well as inclusion of elements as represented by the Company. Additionally, each film was evaluated in light of the then demand for viewing such premise and genre by the public in each territory.

         5. The Firm's marketing department prepared their own schedules of projected sales using their own estimates. They were not provided with any date from the Company. This was performed for five films. In each case the projections were in excess of the Company's projections.

         6. Mathematics and spreadsheet formulas were reviewed for accuracy.

         Preparation of Forecasts

         The forecast of future revenue were prepared on a per film license basis. The forecasts took into account only those territories, and the rights within each territory that is available. Other considerations included the elements (cast, genre, type of film) within each film.


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

         For example, the Company took into account the effect on the value that a current star has on the market with respect to a film which he or she was in prior to becoming a star. The Firm noted that those films that were animated, as these films are usually " evergreen" where the genre, premise and plotline remain relevant to today as well as in the foreseeable future.

         Certain films, such as those referred as "sword and sandal" films, are classics that have a continual value as the production values shown on the screen remain high, in spite of technological and cinematography advances. In valuing these films, potential costs of restoration were factored into the value of the license.

         Based on the Firms aforementioned procedures, it was their opinion that the Film Licenses and Rights were valued in the aggregate amount of $3,521,000 as of February 12, 1998.

         The Company subsequently engaged another firm to re-evaluate the Film Library again in December 2003.

         The Company's "Film Library Rights & Analysis and Evaluation" was performed by an Independent Film Industry Consultants firm for the sole purpose of taking the films currently available for distribution and calculating a valuation based on independent analysis, information available from industry sources and information provided by numerous discussions with sales, marketing and distribution personnel in the domestic and international syndication, satellite, cable and home video industries.

         The independent Consultants based their valuation on estimated total sales that could be available in all applicable media for the immediately foreseeable future. In most cases, this means that an initial licensing agreement would be entered into by the Company for a specific distribution medium ( such as home video ) in a specific market within the next twelve months and revenues would generated for periods of time up to five years after the initial licensing date.

         The independent Consulting firm performed calculations in determining the estimated projected income for the Company's library. Based on all the work performed by the Independent firm from all information obtained through their best efforts and their best ability, the independent firm believed that the Company's Library had an aggregate valuation of $2,639,054 as of December 19, 2003.

         This independent firm has no relationship with the Company then or now other than the specific performance of this evaluation, for which the Firm received compensation in accordance with industry standards. They have no on going relationship to revise the valuation at any time in the future and did not enter into any agreement for future revision from the date of the evaluation of December 19, 2003.

         The Company initially had engaged an Independent firm to perform certain procedures in order to determine the value of all the film rights and licenses held by the Company as of December 31, 1997.

Stock-based compensation. Page, F-11

48. You disclose the impact of your stock-based compensation plans on net income and basic and diluted earnings (loss) per share in note 11. You are required to provide this disclosure in the Summary of Significant Accounting Policies under paragraph 2(e) of SFAS 148. Please revise accordingly.

         Response

         The disclosure of the impact of SFAS 123 as reflected in Note 11 has been moved to Note 1 - Summary of Significant Accounting Policies.

Note 2 -- Accounts Receivable page F-13

49. Please tell us the balance of accounts receivable, and related allowance for bad debts, due from Cablevision at each balance sheet date and at September 30, 2005. Please tell us the factors that you considered in determining that the net accounts receivable due from Cablevision is collectible. Please also tell us whether any amounts billed to Cablevision have been disputed by Cablevision.

         Response

         The balance of accounts receivable, and related allowance for bad debts, due from Cablevision at each balance sheet date and at September 30, 2005 is set forth below. The Company determined that the net accounts receivable due from Cablevision are not collectible, since the Company has not received any payment on these receivables in the 4th quarter of 2005.


                                         Dec           Dec             Sept

                                         2003          2004            2005
                                       --------     ----------       --------
   Cablevision- Accounts receivable    $ 95,441       $271,663       $ 69,084
   Allowance for doubtful account         8,314         26,388         26,388
                                       --------     ----------       --------

                                       $ 87,127       $245,275       $ 42,696
                                       --------     ----------       --------


         All amounts billed to Cablevision have been disputed by Cablevision and have been fully reserved by the Company.

[ Note 3-] Property and Equipment, page F-13

50. You disclose that you capitalized $207,284 of website costs as property and equipment. Please disclose your accounting policy for website development costs, including the types of costs capitalized as website development costs. Please refer to EITF 00-02 for guidance.

         Response

         The Company's accounting policy for website development costs has been added to Note 1 - Summary of Significant Accounting Policies.

51. Please disclose the balances of each major class of depreciable asset as of each balance sheet date. Please refer to paragraph 5 of APB 12.

         Response

         We have revised the registration statement to disclose the balances of each major class of depreciable asset as of each balance sheet date.

52. Please ensure that the numbering of your footnotes is in sequence.

         Response

         We have revised the registration statement to ensure that the numbering of the footnotes are in sequence.

Note 5 -- Film Licenses, page F-14

53. You wrote-down the carrying amount of your film library by $95,000 and $116,000 in 2004 and 2003 and took an additional write down of $168,000 for the nine months ended September 30, 2005. In your summary of significant accounting policies you disclose that you recognized revenues in your entertainment business of 5,000 In 2004 and 2003 and that you curtailed efforts in the entertainment business to focus resources on your technology services business. In addition, under film licenses in your September 30, 2005 financial statements you disclose that the volume of him sales has been significantly diminished since early. 1995.

         Based on the limited revenues generated by your film licenses relative to their $2 3 million carrying value, it is unclear why additional write-downs were not recorded Please disclose the key assumptions underlying your impairment analysis Please provide us with a copy of your impairment analysis performed in accordance with SFAS 144. Please clearly identify the projected annual cash flows and the related assumptions as well as the critical estimates inherent in your analysis Please identify and support each assumption you made in preparing your analysis Please ensure that the cash flow analysis is consistent with your disclosures in the Liquidity section as required by SAB Topic 5:CC and the going concern note to your financial statements. Please refer to SFAS 144, which has superseded SFAS 121.

         Response

         We have revised the registration statement to disclose the key assumptions underlying the Company's impairment analysis (see response to comment 47).

54. You disclose in 2004 that based on estimates of future revenues that approximately 44% of your amortized film licenses will be amortized by 2007 and that greater than 74% of the film licenses will be amortized by 2009. We note that you generated only $55,000 in film revenues through September 30, 2005. Please provide us with additional information to help us understand the basis for these estimates.

         Response

         Please see the response to comment 47, with respect to the additional information to help in the Staff's understanding of the basis for these estimates.

55. Given the significance of your film license assets, please disclose the nature of the films in your library, the licensing terms of the films and any licensing limitations or restrictions. Please also provide us with an aging of the film library, which we understand comprises 77 films and 3 manuscripts. Please also disclose the estimated ultimate revenue and the expected term of this revenue, and the method used to determine the amortization amount and period. Please reference specific provisions of SOP 00-2 that support your accounting. Please also clarify in your disclosures if you employ the individual-film-forecast-computation method that is recommended by paragraph 99 of SOP 00-2, and disclose the portion of the film costs that are expected to be amortized during the upcoming operating cycle in accordance with paragraph 51 of SOP 00-2.

         Response

         We have revised the registration statement to provide the information requested by the Staff with respect to the film library; however, all manuscripts have been fully reserved and no future revenues are anticipated.

Note 8-- Shareholders' Equity, page F-18

56. Please disclose the redemption provisions of your 12% non-voting convertible redeemable preferred stock. Please also tell us the basis for classifying the redeemable preferred stock as equity. Please refer to SFAS .150, Rule 5-02 of Regulation S-X and SAD Topic 3:C.

         Response

         We have revised the registration statement to disclose the redemption provisions of the Company's 12% non-voting convertible redeemable preferred stock.

57. You disclose that each holder of your 7% convertible debentures was granted warrants to purchase shares of common stock at 50% for each dollar invested at a price of $.65. Please tell us how you accounted for the value of the warrants issued. Please also tell us whether the debenture conversion feature contains an, embedded derivative within the scope of SFAS 133 and EITF's 00-19 and 01-6. If so, please provide us with a detailed discussion of the basis for your conclusion and explain how your accounting is consistent with such literature if not, it appears that `the debentures may have a `beneficial conversion feature. Please note that the effective conversion price used in your calculation of the beneficial conversion feature will be less than stated conversion puce per share because the debt proceeds must first be all located between the convertible debt, and the detachable warrant using the relative fair value method. Please refer to `footnote 4 to EITF 98-5. Please provide us with your calculation of the warrant valuation and your analysis of the potential beneficial conversion feature for each issuance. Please refer to EITF 98-5, EITF 00-27 and APB 114.

         Response

         VALUE OF THE COMMON STOCK PURCHASE WARRANTS

         At the date of issuance of the 7% convertible debentures, all significant terms were specified and significant consequences were provided in the case of nonperformance by the Company. Thus, in accordance with EITF 00-27 paragraph 16, the date of issuance was deemed to be the commitment date.

         At the commitment date of the 7% convertible debentures there were many factors affecting the valuation of the warrants. All of these factors posed a "substantial threat" to the lenders/warrant holders. The factors most noted by the Company were:

         1 - The substantial negative retained deficit reflected the Company's history of negative earnings, meager gross profit, lack of cash and negative EBITDA.
         2 - A new business plan was being developed to redirect the Company's efforts but which would further increase the uncertainty of the Company's future.
         3 - Funds were needed under desperate and urgent circumstances.
         4 - There was serious question as to whether the Company could continue as a going concern even after receiving additional financing.
         5 - There existed a business risk that the industry may become more competitive as the industry continues to mature which could inhibit the Company's current and future operations.
         6 - There existed the risk that the Company would require additional financing after the 7% convertible debentures were issued and that such financing would not be available.
         7 - The Company's common stock was considered highly illiquid with tremendous spreads making any significant sale of shares virtually impossible.

         We understand that an allocation of proceeds should be based on the relative fair values of the debt security without the warrants and of the warrants themselves. However, based upon the foregoing considerations concerning the financial condition of the Company and the absence of a market for its common stock, the Company determined it was highly inappropriate to ascribe any value to the warrants at the time of issuance. Accordingly, no allocation was made to the warrants issued in connection with the 7% convertible debentures.

         VALUE OF THE CONVERSION FEATURE

         The fair value of the common stock on the commitment date of the 7% convertible debentures was determined by management based upon the most recent trade of the Company's common stock on the National Association of Securities Dealers, Inc. Bulletin Board. The debentures were issued at several times from the commencement of their offering, however, the quoted price of the Company's common stock ranged from a high of $0.55 to a low of $0.02. Since the conversion price of the debentures was $0.65, at no time during their issuance did they have an intrinsic value. Accordingly, no beneficial conversion feature was recorded.

         IMBEDDED DERIVATIVE

         The conversion feature does not contain an imbedded derivative. Paragraph 11 of FAS 133 identifies contracts that shall not be considered derivative instruments. The imbedded conversion feature is in essence a call option, which if it were a stand-alone instrument would fall under the exception provided in paragraph 11(a). The terms of the Company's 7% debentures and the terms of the conversion feature fall specifically under the example sited in paragraph 199 which states "Because the option is indexed to the issuer's own stock and a separate instrument with the same terms would be classified in stockholders' equity in the statement of financial position, the written option is not considered to be a derivative instrument for the issuer under paragraph 11(a) and should not be separated from the host contract"

         With regard to EITF 00-19, the issuance of the 7% debentures were not in connection with the cost of any business acquisition. Accordingly, this pronouncement is not applicable.

         With regard to EITF 01-6, the settlement of the conversion is not based upon any changes in the Company's stock price nor is it based upon any defined contingencies. Accordingly, this pronouncement is not applicable

58. Please disclose your accounting treatment for the warrants issued in connection with the convertible debentures and the two investment advisory agreements. Please disclose the assumptions used to value the warrants issued. Please cite the accounting literature supporting your accounting.

         Response

         We refer to our response for Item 57 above.

Note 9-- Related Parties, page F-20

59. Please tell us whether the stock options exercised by your president, an officer of the company and a non-employee director under cashless exercise provisions were facilitated through a broker. If the exercise of the stock options was not facilitated through a broker, please tell us how you accounted for the exercises.

         Response

         The stock options exercised were not facilitated through a broker and were accounted for as a cashless exercise of a stock option.

Note 11-- Incentive Compensation Plans, page F- 24

60. We note your disclosure that you have not recognized compensation expense for options issued to non-employees for services performed. We assume you intended to refer to employees rather than non-employees. Please revise or advise.

         Response

         The reference to non-employees was intended to refer to employees. This has been corrected in Note 11.

Note 14 -- Other Investment page F-25

61. You disclose that you had provided a 100% reserve for an investment. You also disclose that you own a 1.8% interest in NetDive, Inc. Please disclose the basis for determining the value of each of your investments `based on the guidance in SFAS 115. Please also disclose the fair value of your investments in accordance with paragraphs 10-15 of SFAS 107.

         Response

         Tags Golf, Inc.

         Based upon the Company's knowledge of Tags Golf, Inc., as of December 31, 2004, there was no business being conducted by Tags. The viability of Tags' business relied upon the ability of the Company to continue funding the working capital needs as described in Note 14. Further, as described in Note 14, this funding did not occur. Accordingly, after a short period of time, to the best of management's belief, Tags no longer was conducting business and the investment was deemed worthless. At that time, management provided a 100% reserve for its investment.

         NetDive, Inc.

         The initial acquisition of the Company's interest in NetDive, Inc. was based upon a negotiation between NetDive, Inc. and the Company. The fair market value of the Company's interest was management's best estimate based upon their knowledge of NetDive's viability and the determination that the value of the investment was not impaired. Accordingly, the value was maintained on the Company's balance sheet at cost. The discussion in Note 14 of NetDive, Inc. has been expanded to more completely provide the disclosures required in paragraphs 10 through 14 of SFAS 107.

         The investment in NetDive, Inc. does not fall within the scope of SFAS 115 since this pronouncement applies to investments in equity securities that have readily determinable fair values (paragraph 3).

Note 15 -- Business Segment Information, page F-25

62. In your segment footnote you disclose that your business is comprised of an entertainment and technology services segment and a healthcare segment. However, in the Prospectus Summary, the Overview section of Management's Discussion and Analysis, the Business section and in your Summary of Significant Accounting Policies you disclose that your business is composed of two segments: technology services and entertainment. Given that your revenues are primarily generated by your broadband technology business, your film licenses appear to be entertainment assets that represent a majority of your total assets and your disclosure of operating results of your healthcare segment, please tell us why you have not disclosed three reportable segments. It also appears that the chief operating decision maker allocates resources and assesses performance by these reportable segments based on your disclosure under description of business in the notes to your financial statements that the operating results of these businesses are conducted by separate wholly-owned subsidiaries Please refer to SFAS 131.

         Response

         There are only two operating segments of the business (i.e. the technology and the entertainment segments). The healthcare business segment has not been operational since 2000. All healthcare business ceased operations as of December 31, 2001. As of January 1 2002, the Company's segments were composed of Technology and Entertainment.

63.      Please disclose the types of expenses included in the operating income
         (loss) corporate line item for each period presented and disclose `why these amounts were not allocated to the other reportable segments. Please also disclose the identifiable assets included in the corporate line items for each period presented and disclose why these assets were not allocated to the other reportable segments. Please refer to paragraphs 31-32 of SFAS 131. Please also revise your Management's Discussion and Analysis to quantify the business reasons for the change between periods in this line item as a part of your discussion of the operating income of each of your segments.

         Response

         Additional disclosure has been provided to disclose the types of expenses included in the operating income (loss) corporate line item and the identifiable assets included in the corporate line item, thereby providing a more specific reconciliation of the financial data for reportable segments to the consolidated balances. Additionally, the MD&A has been revised for additional disclosure regarding the change in corporate overhead attributed to selling, general and administrative expenses.

64. It is our understanding that you earn revenue from several types of dissimilar products and services. Please provide the product-line and service disclosures for each group of similar service required by paragraph 37 of SFAS 131. This disclosure should include revenues generated from installation of broadband equipment, film licensing, and installation of redundant power equipment.

         Response

         We have revised the registration statement to reflect the fact that the Company does not derive any revenue from any product-line business. All revenue that is derived from any segment business is strictly service business. Both the Entertainment and the Technology are service driven.

Major Customers, page F-28

65. Please provide disclosure regarding the credit risks arising from the concentration of 92% and 96% of your revenues in 2004 and 2003 with Cablevision. Please refer to paragraph 15A of SFAS 107.

         Response

         A disclosure has been added to indicate that the loss of Cablevision would have a material adverse effect upon the Company.

Financial Statements for the Nine-Month Periods Ended September 30, 2005 and 2004, page F-29

Notes Payable and Capitalized Leases, page F-39


66. Please provide us with a detailed computation of the $642,000 expense attributable to the induced conversion of your convertible debenture.

         Response

         The computation of the $642,000 is as follows:

         Debt converted                              $1,070,000
         Original conversion rate                          0.30
                                                     ----------
         Shares at original conversion rate           3,566,667

         Revised conversion rate                           0.10
         Shares at revised conversion rate           10,700,000

         Additional shares                            7,133,333
         Current quoted price of common stock              0.09
                                                     ----------
         Debt conversion expense                       $642,000
                                                     ==========

Other

67. Please tell us the facts and circumstances that you considered in determining that the acquisition of New Wave Communications represents the purchase of assets as opposed to the acquisition of a business. Please refer to the guidance in EITF 98-3.

         Response

         The Company believes that the acquisition of New Wave Communications was an acquisition of a business.

68. If you conclude that your proposed purchase of New Wave Communications is the purchase of a business, it appears it would `be a significant acquisition under Item 310(c) of Regulation S-B, if so, please provide audited financial statements of the acquiree for the periods indicated by Item 310(c)(3). Please also provide pro forma financial information showing the effects of the acquisition as required by Item 310(d) of Regulation S-B.

         Response

         We have revised the registration statement to include the appropriate financial statements of New Wave Communications and the appropriate pro forma financial information showing the effects of the acquisition.

Item 26. Recent Sales of Unregistered Securities, page 11-2

69. Please revise this section to disclose the information required by Item 701 of Regulation S-B for the past three years.

         Response

         We have revised this section to disclose the information required by
         Item 701 of Regulation S-B for the past three years.

70. We note the disclosure under the heading "Warrants" in Footnote (8) to your financial statements. Please disclose the information required by
         Item 701 of Regulation S-B with respect to these securities.

         Response

         We revised the registration statement to disclose the information required by Item 701 of Regulation S-B, with respect to the warrants discussed in Footnote (8) of the Company's financial statements.

Item 27. Exhibits, page 11-4

71. It does not appear that Exhibits 2.2, 3.1, 3.2, 3.3 and 3.7 have been filed in the Exchange Act filings' referenced in footnotes (1)through
         (3). Please revise to either identify the correct filings from which you incorporate by reference or file these documents as exhibits to your registration statement.

         Response

         We have revised the registration statement to identify the correct filings from which the Company incorporated by reference various documents.

72. Please file the certificate of designation of the 12% non-voting convertible redeemable preferred stock as an exhibit to your registration statement.

         Response

         The terms of the 12% non-voting convertible redeemable preferred stock are included in the Certificate of Amendment of the Certificate of Incorporation, which is set forth as Exhibit 3.2 of the registration statement.

73. It does not appear that you have filed Exhibit -10.1. Please revise accordingly.

         Response

         We have filed a copy of the Employment Agreement between the Company and Vlado P. Hreljanovic as Exhibit 10.1 to the registration statement.

Signatures. page 11-7

74. Your registration statement must also be signed by your principal accounting officer or controller. Please revise accordingly.

         Response

         We have revised the registration statement to clarify that the principal executive officer also services as the principal accounting officer.

Form 10-KSB for the year ended December 31, 2004

General

75. Please apply the above comments, to the extent applicable, in the preparation of future Exchange Act reports, particularly your annual report on Form 10-KSB.

         Response

         The Company shall apply the above comments, to the extent applicable, in the preparation of future Exchange Act reports.

Item 8A. Controls and Procedures

76. Please revise this section to comply with Items 307 and 308(c) of Regulation S-B, as amended by SEC Release No. 33-8238, which became effective for filings made after August 14, 2003:

                  o Disclose the conclusions made by your principal executive and financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by your Form i0-KSB.

                  o Disclose any change in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting.

         Please also comply with this comment in the section entitled "Controls and Procedures" in your Form I 0-QSB for each of the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005.

         Response

         The Company will revise this section and comply with this comment in the section entitled "Controls and Procedures" in your Form I 0-QSB for each of the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005.

77. The description of your disclosure controls and procedures set forth in the first paragraph appears to be based on the definition set forth in Rule I 3a- 15(e) under the Exchange Act However, this description does not appear to fully conform to the definition in that rule as it does not indicate that your disclosure controls and procedures are designed to ensure that information is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and is accumulated and communicated to management, including your principal executive and financial officers, to allow timely decisions regarding required disclosures. In this regard, we note the disclosure in the second paragraph. Please revise accordingly. Alternatively, you can simply disclose that your certifying officers concluded that your disclosure controls and procedures were effective.

         Response

         The Company will provide the disclosures requested by the Staff.

Signatures

78. Your Form 10-KSB must also be signed by your principal accounting officer or controller. Please revise accordingly. See Instruction G.2. to Form I 0-KSB

         Response

         The Company's will revise its Form 10-KSB to reflect that it has been signed by its principal accounting officer.

         In connection with the foregoing responses we hereby acknowledge the following on behalf of the Company:

         o The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

         o Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

         o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                      ***

         Should you have any further questions, please do not hesitate to contact the undersigned at (212) 930-9700. Sincerely, /s/Yoel Goldfeder Yoel Goldfeder

                                        Sincerely,
                                        /s/ Yoel Goldfeder
                                        Yoel Goldfeder